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                                                                   EXHIBIT 99-24

                 FIFTEENTH AMENDMENT TO TRUST AGREEMENT BETWEEN
                      FIDELITY MANAGEMENT TRUST COMPANY AND
                               DTE ENERGY COMPANY

      THIS FIFTEENTH AMENDMENT, dated as of the first day of January, 2002, and effective as noted below, by and between Fidelity Management Trust Company (the "Trustee") and DTE Energy Company (the "Sponsor");

                                   WTTNESSETH:

      WHEREAS, the Trustee and the Sponsor heretofore entered into a Master Trust Agreement dated June 30, 1994, as amended, with regard to The Detroit Edison Savings & Investment Plan, The Detroit Edison Savings & Investment Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers, The Detroit Edison Savings & Investment Plan for Employees Represented by Local 223 of the Utility Workers Union of America and the MichCon Savings and Stock Ownership Plan (collectively and individually, the "Plan"); and and

      WHEREAS, the Trustee and the Sponsor now desire to amend said Trust Agreement as provided for in Section 14 thereof;

      NOW THEREFORE, in consideration of the above premises the Trustee and the Sponsor hereby amend the Trust Agreement by:

      (1)   Amending Schedule "B" by adding the following:

            EXPENSE CREDIT

            Fidelity Investments Institutional Operations Company, Inc. (together with its affiliates, "Fidelity" for the purposes of this Expense Credit section) shall make available an expense credit ("Expense Credit") under the following terms:

                  a. As of January 1, 2002 and each January 1 thereafter, and based upon total Plan assets in actively-managed Fidelity Mutual Funds reaching $500,000,000, an Expense Credit of $110,000 per annum will be made available, with an additional Expense Credit of $75,000 per annum being made available for every additional $100,000,000 invested in actively-managed Fidelity Mutual Funds, on a book entry basis to non-interest-bearing hypothetical accounts for the Plans (the "Expense Credit Accounts"), to be credited to the Expense Credit Account of each Plan in proportion to that Plan's contribution to the total Plan assets in actively-managed Fidelity Mutual Funds.

                  b. Upon receipt of proper directions consistent with paragraph
            c hereof, the Expense Credit Account for each Plan may he debited and such Expense Credits used for such Plan, as follows:

                        (i) Services provided by Fidelity. Fidelity shall debit
            the Plan's Expense Credit Account, and use such Expense Credits to offset expenses for services

DTE Energy Company-LPS
Fifteenth Amendment
Trust Agreement

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      provided by Fidelity to the Plan after January 1, 2002 that would otherwise be payable pursuant to this Agreement as it may be amended from time to time.

                  (ii) Reimbursements to the Sponsor. Fidelity shall debit the Plan's Expense Credit Account, and shall use such Expense Credits to reimburse the Sponsor for direct, reasonable and necessary expenses of the Plan (within the meaning of ERISA) paid by the Sponsor on behalf of the Plan after January 1,2002.

                  (iii) No Payments to Third Parties. Fidelity shall have no obligation to use Expense Credits to make payments to any third party (i.e., any entity other than the Plan or the Sponsor) under the terms hereof.

            c. Directions required by this Expense Credit section shall provide Fidelity with instructions for payment, and shall include copies of invoices and a certification from the named fiduciary that (1) the Plan authorizes payment from its assets of expenses for which the Expense Credits are to be used, and could, absent the Expense Credit, be paid from Plan assets, (2) such expenses are reasonable, necessary and direct expenses of such Plan within the meaning of ERISA, and (3) the payment does not violate any applicable state or federal law (including without limitation the prohibited transaction provisions of ERISA or the Code). Fidelity shall have no responsibility to make or verify any certification provided by the named fiduciary under this paragraph. The parties acknowledge that reasonable, necessary and direct expenses of the Plan shall not include any operating expenses paid by mutual fund shareholders generally that are reflected in the net asset values of such mutual fund shares held by the Plan.

            d. Any debits or payments pursuant to paragraph b shall be limited to the amount of the Expense Credit Account for the Plan at the time the direction and appropriate documentation is submitted to Fidelity or, in the case of services provided by Fidelity, at the time such services would otherwise have been billed, and shall be subject to the Expense Credits Procedures attached to this Agreement as Schedule "B-1".

            e. Expense Credits cannot be used to offset or pay for any investment management expenses. Expense Credits cannot be used to offset, reimburse or pay: (i) expenses that are deducted from participant accounts; or (ii) expenses that are accrued in the net asset value or mil rate of an investment option.

            f. Any payments pursuant to subparagraph (ii) of paragraph b attributable to Expense Credits accruing on account of investments in actively-managed Fidelity Mutual Funds that have adopted a plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 ("1940 Act") at the time such payments are made shall be made pursuant to such plan ("12b-1 Payments").

                  - The obligation to make 12b-1 Payments shall continue in effect for one year from the Effective Date of this Agreement, and will continue for successive annual periods only upon at least annual approval by a vote of the majority of the trustees for each of those Fidelity Mutual Funds that have adopted such plans, including a majority of those trustees that are not "interested persons" (as defined in the 1940 Act) of such Mutual Funds and who have no direct or indirect financial interest in the operation of the plan or any agreement related thereto ("Qualified Trustees").

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                  -     Notwithstanding any provision of this Agreement to the
                        contrary, the obligation to make these 12b-1 Payments with respect to any plan may be terminated without penalty at any time, upon either a vote of a majority of the Qualified Trustees, or upon a vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the applicable Fidelity Mutual Fund to terminate or not continue the plan for the applicable Fidelity Mutual Fund.

                  - Upon assignment of this Agreement, the obligation to make 12b-1 Payments shall automatically terminate.

                  - The obligation to make 12b-1 Payments shall terminate upon the recipient's violation of any applicable law or regulation arising from activities related to this Agreement. The named fiduciary shall notify Fidelity promptly if it learns of any such violation.

            Expense Credits shall expire on the first anniversary of the date that they were credited to the Plan's Expense Credit Account. The Expense Credit Account established for any Plan hereunder shall not be transferable under any circumstances, and shall be extinguished upon termination of recordkeeping services by Fidelity to such Plan, regardless of whether such Expense Credit Account has a hypothetical balance at such time. The book entry value of such account shall not be payable in cash to any Plan, the Sponsor, the named fiduciary or any other entity (including any other Plan sponsored by the Sponsor), except as provided in this "Expense Credit" section.

      (2)   Adding Schedule "B-1", as attached hereto,

      IN WITNESS WHEREOF, the Trustee and the Sponsor have caused this Fifteenth Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

DTE ENERGY COMPANY                 FIDELITY MANAGEMENT TRUST
                                   COMPANY

By: /s/ Dina L. McClung            By: /s/ Sarah Mullins
    --------------------               ----------------------------------------
    Dina L. McClung                    Sarah Mullins
           Date 11/14/02               FMTC Authorized Signatory  Date 1/2/03

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                                  EXHIBIT "B-1"

                            EXPENSE CREDIT PROCEDURES

The following terms govern the use of Expense Credits to defray the cost of Fidelity-provided services or to make payments to the Plan Sponsor, the Plan or third parties: Fidelity reserves the right to amend this Schedule B-l at any time, upon notice to the Plan Sponsor.

- Directions to use Expense Credits to defray Fidelity-provided expenses or to make payments shall be provided to Fidelity in good order on a form approved by Fidelity at least 45 business days before payment is due. Fidelity shall not be responsible to make any payments if the documentation is incomplete, or otherwise not in good order. Fidelity will notify the named fiduciary if the documentation is not in good order, but it shall be the responsibility of the named fiduciary to correct and resubmit the required documentation.

- If the named fiduciary has directed the use of Expense Credits to defray the costs of Fidelity - provided services, Fidelity will apply Expense Credits, to the extent available, to defray such costs at the time the costs would otherwise be invoiced. Any charges for Fidelity-provided services not defrayed by Expense Credits will be due and payable pursuant to ordinary invoice and contract terms.

- Fidelity will make Expense Credit payments to the extent that credits are available in the Plan's Expense Credit Account at the time documentation is submitted in good order to Fidelity Institutional Retirement Services Company, Finance Department, 82 Devonshire Street, Mail Zone MM3I, Boston, MA 02109-3614, Attention: Client Billing. A copy of all submissions should be provided to the Plan's relationship manager, and all inquiries regarding application of Expense Credits should be directed to the relationship manager.

- If the submitted expenses exceed the amount of Expense Credits available (after costs of Fidelity-provided services have been offset, if applicable), Fidelity will pay amounts in the order submitted to Fidelity in their entirety, until Expense Credits are exhausted, and will pay a portion of the next-submitted amount, up to the available balance in the Expense Credit Account. In the event the Expense Credits are insufficient to pay all expenses listed, Fidelity will notify the Plan Sponsor within 10 business days. Fidelity will not thereafter use Expense Credits (including later-accrued Expense Credits) to pay or defray such amounts, without specific direction from the named fiduciary.

Fidelity is not responsible for any late charges, interest or penalties that may accrue owing to untimely submission to Fidelity of bills and documentation in good order. Fidelity will use Expense Credits to defray such late charges, interest or penalties only if expressly directed to do so.

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